ALLIANCEBERNSTEIN BOND FUND, INC.			EXHIBIT 77Q1
811-02383

PLAN OF ACQUISITION AND LIQUIDATION

ALLIANCEBERNSTEIN BOND FUND, INC., WITH RESPECT TO ITS SERIES
ALLIANCEBERNSTEIN U.S. GOVERNMENT PORTFOLIO AND ALLIANCEBERNSTEIN
INTERMEDIATE BOND PORTFOLIO


As of

August 15, 2007

    This Plan of Acquisition and Liquidation (the Acquisition Plan) has been adopted by the Board of Directors of the AllianceBernstein Bond Fund, Inc., a Maryland corporation (the Corporation) as of this 15th day of August, 2007, to provide for the reorganization of AllianceBernstein U.S. Government Portfolio (the Acquired Fund), into AllianceBernstein Intermediate Bond Portfolio (Intermediate Bond). The Acquired Fund and Intermediate Bond (together, the Funds) are each separate series of the Corporation, an open-end management investment company registered with the Securities and Exchange Commission (the SEC) under the Investment Company Act of 1940, as amended (the 1940 Act).

    The Board of Directors (the Board) has determined that it is in the best interest of the stockholders of Intermediate Bond and the Acquired Fund that the Acquired Fund transfer all of the assets attributable to its Class A shares held by its stockholders (Stockholders) in exchange for Class A shares of equal net asset value of Intermediate Bond (Class A Acquisition Shares), transfer all of the assets attributable to its Class B shares held by Stockholders in exchange for Class B shares of equal net asset value of Intermediate Bond (Class B Acquisition Shares), transfer all of the assets attributable to its Class C shares held by Stockholders in exchange for Class C shares of equal net asset value of Intermediate Bond (Class C Acquisition Shares), transfer all of the assets attributable to its Advisor Class shares held by Stockholders in exchange for Advisor Class shares of equal net asset value of Intermediate Bond (Advisor Class Acquisition Shares), transfer all of the assets attributable to its Class R shares held by Stockholders in exchange for Class R shares of equal net asset value of Intermediate Bond (Class R Acquisition Shares), transfer all of the assets attributable to its Class K shares held by Stockholders in exchange for Class K shares of equal net asset value of Intermediate Bond (Class K Acquisition Shares), transfer all of the assets attributable to its Class I shares held by Stockholders in exchange for Class I shares of equal net asset value of Intermediate Bond (Class I Acquisition Shares and together with the Class A Acquisition Shares, Class B Acquisition Shares, Class C Acquisition Shares, Advisor Class Acquisition Shares, Class R Acquisition Shares, and Class K Acquisition Shares, the Acquisition Shares) and distribute the Class A Acquisition Shares, Class B Acquisition Shares, Class C Acquisition Shares, Advisor
Class Acquisition Shares, Class R Acquisition Shares, Class K Acquisition Shares, and Class I Acquisition Shares to Stockholders of Class A, Class B, Class C, Advisor Class, Class R, Class K, and Class I, respectively, of the Acquired Fund and that the Corporation redeem the outstanding shares (the Acquired Fund Shares) of the Acquired Fund, all as provided for below (the Acquisition).

    In this Plan of Acquisition, any references to a Fund taking action shall mean and include all necessary actions of the Corporation on behalf of a Fund, unless the context of this Plan of Acquisition or the 1940 Act requires otherwise.

    The Corporation intends that the Acquisition qualify as a reorganization within the meaning of Section368(a) of the United States Internal Revenue Code of 1986, as amended (the Code), and any successor provisions, and that with respect to the Acquisition, Intermediate Bond and the Acquired Fund will each be a party to a reorganization within the meaning of Section368(b) of the Code.

1.	Definitions

    In addition to the terms elsewhere defined herein, each of the following terms shall have the meaning indicated for that term as follows:

  1933 Act Securities Act of 1933, as amended.   Assets All assets of any
kind and all interests, rights, privileges and powers of or attributable to the Acquired Fund or its shares, as appropriate, whether or not determinable at the appropriate Effective Time (as defined herein) and wherever located, including, without limitation, all cash, cash equivalents, securities, claims (whether absolute or contingent, known or unknown, accrued or unaccrued or conditional or unmatured), contract rights and receivables (including dividend and interest receivables) owned by the Acquired Fund or attributable to its shares and any deferred or prepaid expense, other than unamortized organizational expenses, shown as an asset
on the Acquired Funds books.   Closing Date Shall be on such date as the
officers of the Corporation shall designate.   Effective Time 5:00 p.m.
Eastern time on the Closing Date, or such other time as the officers of
the Corporation shall designate.   Financial Statements The audited
financial statements of the relevant Fund for its most recently completed fiscal year and, if applicable, the unaudited financial statements of that
Fund for its most recently completed semi-annual period.   Liabilities All
liabilities, expenses and obligations of any kind whatsoever of the
Acquired Fund, whether known or unknown, accrued or unaccrued, absolute or
contingent or conditional or unmatured.   N-14 Registration Statement The
Registration Statement of Intermediate Bond on Form N-14 under the 1940 Act that will register the Acquisition Shares to be issued in the Acquisition. Valuation Time The close of regular session trading on the New York Stock Exchange (NYSE) on the Closing Date, when for purposes of the Acquisition Plan, the Corporation determines the net asset value per Acquisition Share of Intermediate Bond and the net value of the assets of the Acquired Fund. NAV A Funds net asset value is calculated by valuing and totaling assets and then subtracting liabilities and then dividing the balance by the number of shares that are outstanding.

2.	Regulatory Filings

    Intermediate Bond shall promptly prepare and file the N-14 Registration Statement with the SEC, and Intermediate Bond and the Acquired Fund also shall make any other required or appropriate filings with respect to the actions contemplated hereby.

3.	Transfer of the Acquired Funds Assets

    Intermediate Bond and the Acquired Fund shall take the following steps with respect to the Acquisition, as applicable:

(a)	On or prior to the Closing Date, the Acquired Fund shall pay or provide for the payment of all of the Liabilities, expenses, costs and charges of or attributable to the Acquired Fund that are known to the Acquired Fund and that are due and payable prior to or as of the Closing Date.

(b)	Prior to the Effective Time, except to the extent prohibited by
Rule 19b-1 under the 1940 Act, the Acquired Fund will declare to Acquired Fund Stockholders of record a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing (a)all the excess of (i)Acquired Funds investment income excludable from gross income under Section103(a) of the Code over (ii)Acquired Funds deductions disallowed under Sections 265 and 171(a)(2) of the Code, (b)all of Acquired Funds investment company taxable income (as defined in Code Section852), (computed in each case without regard to any deduction for dividends paid), and (c)all of Acquired Funds net realized capital gain (as defined in Code Section1222), if any (after reduction for any capital loss carryover), in the case of the Acquired Fund for the taxable year ending on September 30, 2007 and for the short taxable year beginning on October 1, 2007, and ending on the Closing Date. Such dividends will be declared and paid to ensure continued qualification of the Acquired Fund as a regulated investment company for tax purposes and to eliminate fund-level tax.

(c)	At the Effective Time, the Acquired Fund shall assign, transfer, deliver and convey the Assets to Intermediate Bond, subject to the Liabilities. Intermediate Bond shall then accept the Assets and assume the Liabilities such that at and after the Effective Time (i)the Assets at or after the Effective Time shall become and be assets of Intermediate Bond, and (ii)the Liabilities at the Effective Time shall attach to Intermediate Bond, and shall be enforceable against Intermediate Bond to the same extent as if initially incurred by Intermediate Bond. The Corporation shall redeem the outstanding shares of the Acquired Fund by issuance of shares of Intermediate Bond as described more fully below.

(d)	Within a reasonable time prior to the Closing Date, the Acquired Fund shall provide, if requested, a list of the Assets to Intermediate Bond. The Acquired Fund may sell any asset on such list prior to the Effective Time. After the Acquired Fund provides such list, the Acquired Fund will not acquire any additional securities or permit to exist any encumbrances, rights, restrictions or claims not reflected on such list, without the approval of Intermediate Bond. Within a reasonable time after receipt of the list and prior to the Closing Date, Intermediate Bond will advise the Acquired Fund in writing of any investments shown on the list that Intermediate Bond has determined to be inconsistent with its investment objective, policies and restrictions. The Acquired Fund will dispose of any such securities prior to the Closing Date to the extent practicable and consistent with applicable legal requirements, including the Acquired Funds investment objectives, policies and restrictions. In addition, if Intermediate Bond determines that, as a result of the Acquisition, Intermediate Bond would own an aggregate amount of an investment that would exceed a percentage limitation applicable to Intermediate Bond, Intermediate Bond will advise the Acquired Fund in writing of any such limitation and the Acquired Fund shall dispose of a sufficient amount of such investment as may be necessary to avoid the limitation as of the Effective Time, to the extent practicable and consistent with applicable legal requirements, including the Acquired Funds investment objectives, policies and restrictions.

(e)	The Acquired Fund shall assign, transfer, deliver and convey the
Assets to Intermediate Bond at the Effective Time on the following basis:

(1)	The value of the Assets less the Liabilities of the Acquired Fund attributable to shares of Class A held by Stockholders, shares of Class B held by Stockholders, shares of Class C held by Stockholders, shares of Advisor Class held by Stockholders, shares of Class R held by Stockholders, shares of Class K held by Stockholders, and shares of Class I held by Stockholders, determined as of the Valuation Time, shall be divided by the then NAV of one Class A, Class B, Class C, Advisor Class, Class R, Class K or Class I Acquisition Share, as applicable, and, in exchange for the transfer of the Assets, Intermediate Bond shall simultaneously issue and deliver to the Acquired Fund the number of Class A, Class B, Class C, Advisor Class, Class R, Class K, and Class I Acquisition Shares so determined, rounded to the second decimal place or such other decimal place as the officers of the Corporation shall designate;

(2)	The NAV of Class A, Class B, Class C, Advisor Class, Class R, Class K,
and Class I Acquisition Shares to be delivered to the Acquired Fund shall be determined as of the Valuation Time in accordance with Intermediate Bonds then applicable valuation procedures, and the net value of the Assets to be conveyed to Intermediate Bond shall be determined as of the Valuation Time in accordance with the then applicable valuation procedures of the Acquired Fund; and

(3)	The portfolio securities of the Acquired Fund shall be made
available by the Acquired Fund to State Street Bank& Trust Company, as custodian for Intermediate Bond (the Custodian), for examination no later than five business days preceding the Valuation Time. On the Closing Date, such portfolio securities and all the Acquired Funds cash shall be delivered by the Acquired Fund to the Custodian for the account of Intermediate Bond, such portfolio securities to be duly endorsed in proper form for transfer in such manner and condition as to constitute good delivery thereof in accordance with the custom of brokers or, in the case of portfolio securities held in the U.S. Treasury Departments book-entry system or by The Depository Trust Company, Participants Trust Company or other third party depositories, by transfer to the account of the Custodian in accordance with Rule 17f-4, Rule 17f-5 or Rule 17f-7, as the case may be, under the 1940 Act and accompanied by all necessary federal and state stock transfer stamps or a check for the appropriate purchase price thereof. The cash delivered shall be in the form of currency or certified or official bank checks, payable to the order of the Custodian, or shall be wired to an account pursuant to instructions provided by Intermediate Bond.

(f)	Promptly after the Closing Date, the Acquired Fund will deliver to
Intermediate Bond a Statement of Assets and Liabilities of the Acquired Fund as of the Closing Date.

4.	Termination of the Acquired Fund, Registration of Acquisition Shares
and Access to Records

    The Acquired Fund and Intermediate Bond also shall take the following steps, as applicable:

(a)	At or as soon as reasonably practical after the Effective Time, the
Acquired Fund shall terminate by transferring pro rata to its Stockholders of Class A of record Class A Acquisition Shares received by the Acquired Fund pursuant to Section3(e)(1) of this Acquisition Plan; to its Stockholders of Class B of record Class B Acquisition Shares received by the Acquired Fund pursuant to Section3(e)(1) of this Acquisition Plan; to its Stockholders of Class C of record Class C Acquisition Shares received by the Acquired Fund pursuant to Section3(e)(1) of this Acquisition Plan;
to its Stockholders of Advisor Class of record Advisor Class Acquisition Shares received by the Acquired Fund pursuant to Section3(e)(1) of this Acquisition Plan; to its Stockholders of Class R of record Class R Acquisition Shares received by the Acquired Fund pursuant to Section3(e)(1) of this Acquisition Plan; to its Stockholders of Class K of record Class K Acquisition Shares received by the Acquired Fund pursuant to Section3(e)(1) of this Acquisition Plan; and to its Stockholders of Class I of record Class I Acquisition Shares received by the Acquired Fund pursuant to Section3(e)(1) of this Acquisition Plan. Intermediate Bond shall establish accounts on its share records and note on such accounts the names of the former Acquired Fund Stockholders and the types and amounts of Intermediate Bond shares that former Acquired Fund Stockholders are due based on their respective holdings of shares of the Acquired Fund as of the close of business on the Closing Date. Fractional Intermediate Bond shares shall be carried to the second decimal place. Intermediate Bond shall not issue certificates representing Intermediate Bond shares in connection with such exchange. All issued and outstanding Acquired Fund shares will be simultaneously redeemed and cancelled on the books of the Acquired Fund. Ownership of Intermediate Bonds shares will be shown on the books of Intermediate Bonds transfer agent.

Following distribution by the Acquired Fund to its Stockholders of all Acquisition Shares delivered to the Acquired Fund, the Acquired Fund shall wind up its affairs and shall take all steps as are necessary and proper to terminate as soon as is reasonably possible after the Effective Time.

(b)	At and after the Closing Date, the Acquired Fund shall provide
Intermediate Bond and its transfer agent with immediate access to: (i)all records containing the names, addresses and taxpayer identification numbers of all of the Acquired Funds Stockholders and the number and percentage ownership of the outstanding shares of the Acquired Fund owned by Stockholders as of the Effective Time, and (ii)all original documentation (including all applicable Internal Revenue Service forms, certificates, certifications and correspondence) relating to the Acquired Fund Stockholders taxpayer identification numbers and their liability for or exemption from back-up withholding. The Acquired Fund shall preserve and maintain, or shall direct its service providers to preserve and maintain, records with respect to the Acquired Fund as required by Section31 of, and Rules 31a-1 and 31a-2 under, the 1940 Act.

5.	Conditions to Consummation of Acquisition

    The consummation of the Acquisition shall be subject to the following conditions precedent:

(a)	There has been no material adverse change in the financial condition, results of operations, business, properties or assets of Intermediate Bond or the Acquired Fund since the date of the most recent Financial Statements. Negative investment performance shall not be considered a material adverse change.

(b)	The Corporation shall have received an opinion of Seward& Kissel LLP, substantially to the effect that for federal income tax purposes:

(1)	the Acquisition will constitute a reorganization within the meaning of
Section368(a) of the Code and that Intermediate Bond and the Acquired Fund will each be a party to a reorganization within the meaning of Section368(b) of the Code;

(2)	a Stockholder of the Acquired Fund will recognize no gain or loss on the exchange of the Stockholders shares of the Acquired Fund solely for Acquisition Shares;

(3)	neither the Acquired Fund nor Intermediate Bond will recognize any gain or loss upon the transfer of all of the Assets to Intermediate Bond in exchange for Acquisition Shares and the assumption by Intermediate Bond of the Liabilities pursuant to this Acquisition Plan or upon the distribution of Acquisition Shares to Stockholders of the Acquired Fund in exchange for their respective shares of the Acquired Fund;

(4)	the holding period and tax basis of the Assets acquired by
Intermediate Bond will be the same as the holding period and tax basis that the Acquired Fund had in such Assets immediately prior to the Acquisition;

(5)	the aggregate tax basis of Acquisition Shares received in connection with the Acquisition by each Stockholder of the Acquired Fund (including any fractional share to which the Stockholder may be entitled) will be the same as the aggregate tax basis of the shares of the Acquired Fund surrendered in exchange therefor, and increased by any gain recognized on the exchange;

(6)	the holding period of Acquisition Shares received in connection with the Acquisition by each Stockholder of the Acquired Fund (including any fractional share to which the stockholder may be entitled) will include the holding period of the shares of the Acquired Fund surrendered in exchange therefor, provided that such Acquired Fund shares constitute capital assets in the hands of the Stockholder as of the Closing Date; and

(7)	Intermediate Bond will succeed to the capital loss carryovers of the
Acquired Fund but the use of Intermediate Bonds existing capital loss carryovers (as well as the carryovers of the Acquired Fund) may be subject to limitation under Section383 of the Code after the Acquisition.

The opinion will be based on certain factual certifications made by officers of the Funds and will also be based on customary assumptions and subject to certain qualifications. The opinion is not a guarantee that the tax consequences of the Acquisition will be as described above.

Notwithstanding this subparagraph (b), Seward& Kissel LLP will express no view with respect to the effect of the Acquisition on any transferred asset as to which any unrealized gain or loss is required to be recognized at the end of a taxable year (or on the termination or transfer thereof) under federal income tax principles. Each Fund shall provide additional factual representations to Seward& Kissel LLP with respect to the Funds that are reasonably necessary to enable Seward& Kissel LLP to deliver the tax opinion. Notwithstanding anything in this Acquisition Plan to the contrary, neither Fund may waive in any material respect the conditions set forth under this subparagraph (b).

(c)	The N-14 Registration Statement shall have become effective under the 1933 Act as to the Acquisition Shares, and the SEC shall not have instituted and, to the knowledge of Intermediate Bond, is not contemplating instituting any stop order suspending the effectiveness of the N-14 Registration Statement.

(d)	No action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with the Acquisition.

(e)	The SEC shall not have issued any unfavorable advisory report under
Section25(b) of the 1940 Act nor instituted any proceeding seeking to enjoin consummation of the Acquisition under Section25(c) of the 1940 Act.

(f)	Intermediate Bond shall have received a letter from
AllianceBernstein L.P. (the Adviser) with respect to insurance matters in form and substance satisfactory to the Acquired Fund.

(g)	Intermediate Bond shall have received a letter from the Adviser agreeing to indemnify Intermediate Bond in respect of certain liabilities of the Acquired Fund in form and substance satisfactory to Intermediate Bond.

6.	Closing

(a)	The Closing shall be held at the offices of the Corporation, 1345
Avenue of the Americas, New York, New York 10105, or at such other time or place as the officers of the Corporation may designate.

(b)	In the event that at the Valuation Time (i)the NYSE shall be closed to trading or trading thereon shall be restricted, or (ii)trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquired Fund or Intermediate Bond is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored; provided that if trading shall not be fully resumed and reporting restored within three business days of the Valuation Time, this Acquisition Plan may be terminated by the Board of Directors.

(c)	Intermediate Bond will provide to the Acquired Fund evidence satisfactory to the Acquired Fund that Acquisition Shares issuable pursuant to the Acquisition have been credited to the Acquired Funds account on the books of Intermediate Bond. After the Closing Date, Intermediate Bond will provide to the Acquired Fund evidence satisfactory to the Acquired Fund that such Shares have been credited pro rata to open accounts in the names of the Acquired Fund Stockholders.

(d)	At the Closing, each party shall deliver to the other such bills of sale, instruments of assumption of liabilities, checks, assignments, stock certificates, receipts or other documents as such other party or its counsel may reasonably request in connection with the transfer of assets, assumption of liabilities and liquidation contemplated by this Acquisition Plan.

7.	Termination of Acquisition Plan

    A majority of the Corporations Board of Directors may terminate this Acquisition Plan before the applicable Effective Time if: (i)any of the conditions precedent set forth herein are not satisfied; or (ii)the Board of Directors determines that the consummation of the Acquisition is not in the best interests of either Fund or its Stockholders.

8.	Termination of the Acquired Fund

    If the Acquisition is consummated, the Acquired Fund shall terminate its registration under the 1940 Act and the 1933 Act and will terminate.

9.	Expenses

    The Acquisition expenses shall be paid by the Funds on a relative net asset basis.




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